Exhibit 1.3

April 8, 2008

Stifel, Nicolaus & Company, Incorporated
18 Columbia Turnpike
Florham Park, New Jersey 07932

Ladies and Gentlemen:

          Reference is made to the Agency Agreement dated February 11, 2008 (the “Agreement”), entered into by the Holding Company, the MHC and the Bank on the one hand, and the Agent on the other hand. Capitalized terms not defined herein shall have the meanings set forth in the Agreement.

          The parties to the Agreement acknowledge that on March 19, 2008, RP Financial, LC. updated its appraisal of the estimated pro forma market value of the common stock of the Holding Company, which has decreased the offering range. The amended offering range has decreased to a range of $19,554,250 at the minimum to $26,455,750 at the maximum, and $30,424,110 at the adjusted maximum, as compared to the range of $23,026,500 to $31,153,500 and $35,826,530 at the adjusted maximum, established by the appraisal of RP Financial, LC. dated January 25, 2008. As a result of the decrease in the offering range, the Holding Company is resoliciting those persons who subscribed for shares of Common Stock in the original offering and providing to those original subscribers a supplement to the February 11, 2008 prospectus, which supplemental prospectus is dated as of the date of this letter agreement. Pursuant to the Plan, in the resolicitation the Holding Company is offering a minimum of 1,955,425 and a maximum of 2,645,575 shares of Common Stock (subject to an increase up to 3,042,411 shares) in the Offerings.

          This letter agreement supplements and amends the Agreement as follows:

1.

The Primary Parties hereby confirm that the representations and warranties contained in Section 6 of the Agreement are true and correct with the same force and effect as though made as of the date hereof.

2.	The Agent hereby confirms that the representations and warranties contained in Section 7 of the Agreement are true and correct with the same force and effect as though made as of the date hereof.

3.	The Primary Parties and the Agent hereby agree that all references to the Registration Statement in the Agreement shall include the Registration Statement as amended by any post effective amendments.

4.

Concurrent with the execution of this letter agreement, the Agent shall receive a letter from Beard Miller Company LLP, dated the date hereof and addressed to the Agent, in a form acceptable to the Agent and its legal counsel, updating its original comfort letter dated February 11, 2008 and covering the prospectus supplement.

5.

The Primary Parties agree that any opinions, certificates, letters and documents required to be delivered at Closing under Section 10 shall give consideration and effect to the resolicitation process as the Agent may reasonably request.

          If the foregoing is in accordance with your understanding of our agreement, please sign and return to us a counterpart hereof, whereupon this instrument along with all counterparts will become a binding agreement between you and us in accordance with its terms.

Very truly yours,

MALVERN FEDERAL BANCORP, INC.
(a Federal Corporation in Formation)

By:	/s/ Ronald Anderson

Ronald Anderson
President and Chief Executive Officer

MALVERN FEDERAL MUTUAL HOLDING COMPANY
(a Federal Mutual Holding Company in Formation)

By:	/s/ Ronald Anderson

Ronald Anderson
President and Chief Executive Officer

MALVERN FEDERAL SAVINGS BANK

By:	/s/ Ronald Anderson

Ronald Anderson
President and Chief Executive Officer

The foregoing Letter Agreement is hereby confirmed and accepted as of the date first set and above written.

STIFEL, NICOLAUS & COMPANY, INCORPORATED

By:	/s/ Michael Rasmussen

Michael Rasmussen
Managing Director